Exhibit 99.1

MMA.INC Launches Expanded Revenue Opportunities with Zebra Athletics and New eCommerce Platform

New TrainAlta store adds standalone merchandise revenue, instalment payments and scalable commerce infrastructure across the MMA.INC ecosystem

Highlights

●	TrainAlta’s Zebra Athletics store is now open to the public
●	Gear sales establish a standalone merchandise revenue channel
●	Vendor direct fulfilment enables an inventory light operating model
●	Existing participant demand and 530,000+ user accounts support broader ecommerce expansion

New York, NY – JULY 15, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today announced the public launch of the TrainAlta gear store, expanding its commercial partnership with Zebra Athletics beyond enrolled Warrior Training Program participants. The store allows the public to purchase individual products and bundled Zebra Athletics gear packages directly through the TrainAlta website.

The launch establishes a standalone merchandise revenue channel alongside TrainAlta’s program revenue and creates commerce infrastructure designed to support future transactions across BJJLink, MixedMartialArts.com and the XP Passport ecosystem.

From Program Gear to Public Commerce

Zebra Athletics gear was previously offered primarily in connection with TrainAlta’s Warrior Training Programs. Under the expanded model, gear can now be purchased independently of program enrolment. Separating gear from program pricing creates two distinct commercial channels, training revenue and merchandise revenue, which can be priced, promoted and expanded independently.

The store also offers instalment payment options, providing customers with greater flexibility when purchasing equipment packages. Orders in Australia and the United Kingdom are fulfilled directly by Zebra Athletics through integrated regional fulfilment arrangements. This vendor direct model enables MMA.INC to expand merchandise sales without holding inventory or operating its own fulfilment network.

MMA.INC believes the store can generate meaningful additional revenue from both existing and future customers. Thousands of former TrainAlta participants continue to train and have requested access to additional Alta gear, while current participants, who receive one kit for fight night, have regularly asked to purchase multiple kits during the 20-week program. At an average retail price of $320 USD per full kit, even modest uptake could create material additional sales.

The longer-term opportunity is broader: MMA.INC has access to approximately 108,000 active BJJLink students and more than 530,000 user accounts across its platform, creating a substantial audience for future MMA.INC merchandise and specialist martial arts equipment.

Designed to Scale Across the MMA.INC Ecosystem

MMA.INC intends for the TrainAlta store to serve as the initial operating model for a broader commerce layer across its platform portfolio. The Company believes its combined reach across TrainAlta, BJJLink and MixedMartialArts.com creates a differentiated distribution network connecting martial arts participants, academies, coaches, audiences and commercial partners. That network is intended to support future ecommerce, partner offers, participant rewards and vendor activations across the MMA.INC ecosystem.

Nick Langton, Founder and CEO of MMA.INC, commented:

“Opening the TrainAlta store to the public moves our Zebra Athletics partnership beyond program equipment and into a broader commercial phase.

“We have created a standalone merchandise revenue channel, introduced flexible payments and implemented a fulfilment model that can scale without MMA.INC carrying inventory.

“The larger opportunity is to connect commerce with the distribution we are building across TrainAlta, BJJLink, MixedMartialArts.com and XP Passport. This is the first operating expression of how we intend to convert that reach into recurring commercial opportunities across the MMA.INC ecosystem.”

Payments Infrastructure Supporting Future Growth

Transactions through the TrainAlta store are supported by MMA.INC’s Adyen payments integration.

The Company is continuing to develop payment capabilities designed to support its training programs and broader commerce opportunities across its platform portfolio.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 100,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome. The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc